Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: Tom Kluck

RE:	Caesars Entertainment Resort Properties, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed November 25, 2014
File No. 333-199393

Dear Mr. Kluck:

On behalf of Caesars Entertainment Resort Properties, LLC, a Delaware limited liability company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2014.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Tom Kluck, dated December 17, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We note your response to comment 1 in our letter November 14, 2014. It remains unclear to us the source of information provided to support the fair share premium percentages that Caesars Entertainment had for the twelve months ended September 30, 2014 as disclosed on page 80 of the prospectus. Please provide us with a more complete copy of the report and identify the author or source. Additionally, please revise the prospectus to clarify how “fair share premium” is calculated.

Securities and Exchange Commission

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 2 to clarify how “fair share premium” is calculated. The Company will supplementally provide the Staff with access to the applicable reports prepared by the various governmental gaming authorities, as well as copies of the cited pages from those reports, that were used to support the fair share premium percentages that Caesars Entertainment had for the twelve months ended September 30, 2014. The Company further confirms that none of the materials were prepared for the Company specifically and the Company did not compensate the party that prepared these reports or studies other than ordinary course subscription fees for publicly available reports or studies where applicable. In accordance with Rule 418 of the Securities Act of 1933, as amended, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

Management’s Discussion and Analysis of Financial Condition…, page 58

Liquidity, page 62

2.	Please disclose the amount of financing available under your revolving credit facility.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 2 to disclose the amount of financing available under the Company’s revolving credit facility.

The Exchange Offer, page 144

3.	We note your response to comment 8 in our letter dated November 14, 2014. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment 3

The Company hereby confirms that it will include the expiration date in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. The Company also hereby reconfirms that the exchange offer will be open at least through midnight on the 20th business day following the commencement of the exchange offer.

Combined and Consolidated Condensed Statements of Cash Flows, page F-36

4.	Please revise your statement of cash flows for the period ended September 30, 2014 to reconcile operating cash flows to net income/(loss).

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of Amendment No. 2 to include a reconciliation of operating cash flows to net income/(loss) for the period ended September 30, 2014.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written

Securities and Exchange Commission

response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please do not hesitate to contact either the undersigned at (212) 373-3405 or Monica K. Thurmond at (212) 373-3055.

Respectfully submitted,

/s/ Robert C. Goldstein
Robert C. Goldstein

Enclosure

cc:	Scott E. Wiegand, Esq. Caesars
Entertainment Resort Properties, LLC
Michael J. Stein, Esq.
Caesars Entertainment Resort Properties, LLC
Monica K. Thurmond, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP